UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 12, 2022

3M COMPANY
(Exact name of registrant as specified in its charter)

Delaware	File No. 1-3285	41-0417775
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code) (651) 733-1110

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	MMM	New York Stock Exchange
	MMM	Chicago Stock Exchange, Inc.
0.950% Notes due 2023	MMM23	New York Stock Exchange
1.500% Notes due 2026	MMM26	New York Stock Exchange
1.750% Notes due 2030	MMM30	New York Stock Exchange
1.500% Notes due 2031	MMM31	New York Stock Exchange

Note: The common stock of the Registrant is also traded on the SWX Swiss Exchange.

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.  Regulation FD

As previously disclosed, on December 13, 2021, 3M Company (“3M”), Garden SpinCo Corporation, currently a wholly owned subsidiary of 3M (“SpinCo”), Neogen Corporation (“Neogen”) and Nova RMT Sub, Inc., a wholly owned subsidiary of Neogen, entered into certain definitive agreements providing for the combination of 3M’s food safety business (the “Food Safety Business”) with Neogen in a Reverse Morris Trust transaction (the “proposed transaction”).  On August 4, 2022, 3M commenced an exchange offer related to the proposed transaction.  In connection with the proposed transaction, including the exchange offer, SpinCo filed a registration statement on Form S-4 and Form S-1 (Reg. No. 333-263669) (the “SpinCo Registration Statement”) with the Securities and Exchange Commission (the “SEC”) and Neogen filed a registration statement on Form S-4 (Reg. No. 333-263667) (the “Neogen Registration Statement”).  Each of the SpinCo Registration Statement and the Neogen Registration Statement were declared effective by the Securities and Exchange Commission on August 4, 2022.

This Current Report on Form 8-K is being furnished to provide the unaudited interim combined financial statements of the Food Safety Business as of June 30, 2022 and for the three and six months ended June 30, 2022  and June 30, 2021 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, which will be incorporated by reference into each of the SpinCo Registration Statement and the Neogen Registration Statement.

The unaudited interim combined financial statements of the Food Safety Business as of June 30, 2022 and for the three and six months ended June 30, 2022 and June 30, 2021, including Summary Historical Combined Financial Information of the Food Safety Business as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations furnished on Exhibits 99.1, 99.2 and 99.3 to this Current Report on Form 8-K shall be deemed incorporated by reference into the SpinCo Registration Statement and the Neogen Registration Statement. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the SpinCo Registration Statement or the Neogen Registration Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the SpinCo Registration Statement or the Neogen Registration Statement, as applicable.

Cautionary Note on Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen, 3M and SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by the shareholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the business of Neogen and the Food Safety Business, on the expected or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the Food Safety Business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the SEC, including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the Neogen Registration Statement, which was declared effective by the SEC on August 4, 2022, Neogen’s definitive proxy statement on Schedule 14A with respect to the special meeting of Neogen shareholders in connection with the proposed transaction filed with the SEC on July 18. 2022, as amended and supplemented (the “Proxy Statement”) and the SpinCo Registration Statement, which was declared effective by the SEC on August 4, 2022. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo filed the SpinCo Registration Statement and Neogen filed the Neogen Registration Statement and the Proxy Statement.  In addition, 3M filed with the SEC on August 4, 2022 a Schedule TO (as may be amended and supplemented, the “3M Schedule TO”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SPINCO REGISTRATION STATEMENT, NEOGEN REGISTRATION STATEMENT, PROXY STATEMENT, 3M SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The SpinCo Registration Statement, Neogen Registration Statement, Proxy Statement, 3M Schedule TO and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The SpinCo Registration Statement, Neogen Registration Statement, Proxy Statement, 3M Schedule TO and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1 W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Neogen, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in SpinCo Registration Statement, Neogen Registration Statement and Proxy Statement referenced above that were filed with the SEC. Information about the directors and executive officers of Neogen may also be found in Neogen’s Annual Report on Form 10-K filed with the SEC on July 27, 2022, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 9, 2022, and its definitive proxy statement relating to its 2022 Annual Meeting of Stockholders filed with the SEC on March 23, 2022. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the SpinCo Registration Statement, Neogen Registration Statement and Proxy Statement filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits

(d)          Exhibits.

The following exhibits are furnished pursuant to Item 7.01 of Form 8-K and should not be deemed to be “filed” under the Securities Exchange Act of 1934.

(d)          Exhibits

Exhibit Number	Description
99.1	Summary Historical Combined Financial Information of the Food Safety Business (furnished pursuant to Item 7.01 hereof).
99.2
Unaudited interim combined financial statements of the Food Safety Business as of June 30, 2022 and for the three and six months ended June 30, 2022 and June 30, 2021 (furnished pursuant to Item 7.01 hereof).

99.3
Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business for the three and six months ended June 30, 2022 (furnished pursuant to Item 7.01 hereof).

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

3M COMPANY

By:	/s/ Michael M. Dai
Michael M. Dai,
Vice President, Associate General Counsel & Secretary

Dated: August 12, 2022